                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1 ) (1)

                                 FRM NEXUS, INC.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    30262F106
                                 (CUSIP Number)

                           Lawrence J. Goldstein
                           Santa Monica Partners, L.P.
                           1865 Palmer Avenue
                           Larchmont, New York 10538
                           (914) 833-0875
                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    12/23/98
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (continued on following pages)
                              (Page 1 of 5 Pages)
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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 30262F106                    13D                PAGE 2 OF 5 PAGES

   (1)      NAME OF REPORTING PERSON
            SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Santa Monica Partners
                  13-3100474
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   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [     ]
                                                              (b)  [     ]
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   (3)      SEC USE ONLY

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   (4)      SOURCE OF FUNDS
                  WC
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   (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [     ]
            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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   (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
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                  (7)      SOLE VOTING POWER
                                177,317
  NUMBER OF       --------------------------------------------------------------
    SHARES        (8)      SHARED VOTING POWER
 BENEFICIALLY                   0
   OWNED BY       --------------------------------------------------------------
     EACH         (9)      SOLE DISPOSITIVE POWER
   REPORTING                    177,317
 PERSON WITH      --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                                0
                  --------------------------------------------------------------

   (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  177,317
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   (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                         [       ]
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   (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.76%
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   (14)     TYPE OF REPORTING PERSON
                  PN
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                                                       Page 3 of 5 Pages


Item 1.  Security and Issuer

         Common stock, par value $0.10 per share, of FRM NEXUS, INC., which has its principal offices at 271 North Avenue, New Rochelle, New York 10801

Item 2.  Identity and Background

         Santa Monica Partners, L.P. ("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is investments and the address of its principal place of business and principal office is 1865 Palmer Avenue, Larchmont, New York 10538.

         Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The following information is provided as to the sole General Partner of Santa Monica:

         (A) Lawrence J. Goldstein

         (B) 1865 Palmer Avenue, Larchmont, N.Y. 10538

         (C) General Partner, Santa Monica Partners, L.P., 1865 Palmer Avenue, Larchmont, NY 10538

         (D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

         (F) U.S. Citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.

         Between August 18, 1998 and December 23, 1998, Santa
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                                                       Page 4 of 5 pages

Monica acquired 177,317 shares for an aggregate purchase price of $478,137.20. The source of all funds for such purchases was working capital of Santa Monica.


Item 4.  Purpose of Transaction.

         The purpose of Santa Monica's acquisition is to hold the shares for investment purposes.

         Santa Monica may from time to time purchase additional shares.


Item 5.  Interest in Securities of the Issuer.

                  (a) 177,317 shares, constituting 9.7563% of the outstanding common stock of the issuer.

                  (b) Items 7,8,9 and 10 of the second part of the cover page are hereby incorporated by reference.

                  (c) Between August 18 and December 23, 1998, Santa Monica made the following purchases in the open market.

Date of Transaction
     (1998)                            Number of Shares                    Price per Share
August 8, 1998                               16,000                             $3.33
October 23, 1998                              7,000                             $0.704
November 3, 1998                              2,500                             $0.950
November 6, 1998                              5,000                             $0.905
November 16, 1998                            10,000                             $0.903
December 4, 1998                              2,500                             $1.00
December 18, 1998                             2,000                             $2.2656
December 23, 1998                           132,317                             $3.00


Item 6.  Contracts, Arrangements, Understandings of
         Relationship with respect to Securities of the Issuer.

         Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         None
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                                                       Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: December 29, 1998
                                               /s/ Lawrence J. Goldstein
                                               -------------------------
                                               Lawrence J. Goldstein
                                               General Partner
                                               SANTA MONICA PARTNERS, L.P.